FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November, 2003

VANCAN CAPITAL CORP.

(formerly, CEDAR CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

BC FORM 51-901F

Quarterly Report

Incorporated as part of:	X	Schedule A

	X	Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	September 30, 2003
Date of Report:	November 14, 2003

Name of Issuer:	VANCAN CAPITAL CORP.
Issuer’s Address:	1400 – 400 Burrard Street
	Vancouver, BC V6C 3G2
Issuer’s Fax Number:	(604) 643-1789
Issuer’s Phone Number:	(604) 689-1749

Contact Person:	Stuart Rogers
Contact Position:	President
Contact Telephone Number:	(604) 689-1749

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Paul V. John	“Paul V. John”	03/11/14
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

Stuart Rogers	“Stuart Rogers”	03/11/14
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)
VANCAN CAPITAL CORP. (Formerly Cedar Capital Corp.)
BALANCE SHEETS
(Expressed In Canadian Dollars) (Unaudited– Prepared by Management)

		September 30,	December 31,
		2003	2002
			(audited)
ASSETS

CURRENT
Cash		$23,238	$52,481
Taxes recoverable		2,553	960
		25,791	53,441

MINERAL PROPERTIES (Note 3)		146,000
DEFFERED EXPLORATION (Note 4)		52,038
EQUIPMENT, net of accumulated amortization of $3,315 (2002-$3,027)		938	1,154

		$224,767	$54,595

LIABILITIES

CURRENT
Accounts payable		$27,334	$4,897
Due to related parties (Note 5)		38,589	36,600

		65,923	41,497

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

SHARE CAPITAL (Note 6)
Authorized:	Unlimited number of voting common shares without par value
Unlimited number of preferred shares without par value
Issued:	3,530,625 post-consolidation common shares	1,206,119	973,419

DEFICIT		(1,047,275)	(960,321)

		158,844	13,098

		$224,767	$54,595

APPROVED BY THE DIRECTORS:

“PAUL JOHN”	“STUART ROGERS”
Paul John – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these financial statements

VANCAN CAPITAL CORP. (Formerly Cedar Capital Corp.)
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(Unaudited – Prepared by Management)

	Three months ended Sept. 30, 2003	Three months ended Sept. 30, 2002	Nine months ended Sept. 30, 2003	Nine months ended Sept. 30, 2002

REVENUE
Interest income	$92	$163	$521	$221

EXPENSES
Depreciation	72	72	216	216
Listing and filing fees	-	512	8,718	7,324
Management fees	15,000	15,000	45,000	45,000
Office and miscellaneous	184	494	4,062	3,443
Professional fees	7,293	4,277	8,932	12,422
Rent	4,500	4,500	13,500	9,000
Shareholder relations	-	-	735	277
Telephone	-	-	-	509
Transfer agent fees	590	850	2,878	4,987
Travel and related costs	55	878	3,434	3,079

LOSS FOR THE PERIOD	(27,602)	(26.420)	(86,954)	(86,036)

Deficit, beginning of period	(1,019,673)	(909,590)	(960,321)	(849,974)

Deficit, end of period	$(1,047,275)	$(936,010)	$(1,047,275)	$(936,010)
Loss Per Share	$0.008	$0.011	$0.025	$0.035

VANCAN CAPITAL CORP. (Formerly Cedar Capital Corp.)
STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPT. 30, 2003 AND 2002
(Unaudited – prepared By Management)
	Three months ended Sept. 30, 2003	Three months ended Sept. 30, 2002	Nine months ended Sept. 30, 2003	Nine months ended Sept. 30, 2002

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period	$(27,602)	$(26,420)	$(86,954)	$(86,036)
Items not affecting cash:
Depreciation	72	72	216	216
Write-down of Property Interest	-	-	-	-
	(27,530)	(26,438)	(86,738)	(85,820)

Changes in non-cash working capital:
(Increase) decrease in accounts receivable	(1,850)	1,165	(1,593)	35
(Increase) decrease in prepaids	-	513	-	(513)
Increase (decrease) in accounts payable	25,242	15,994	22,437	(38,346)

Cash provided by (used in) operating activities	(4,138)	(8,676)	(65,894)	(124,644)

FINANCING ACTIVITIES
Issuance of Special Warrants	-	-	-	186,000
Issunce of shares	-	-	116,700	-
Loans from related parties	14,056	-	1,989	-

Cash provided by financing activities	14,056	-	118,689	186,000

INVESTING ACTIVITIES
Deferred exploration costs	(24,400)	-	(52,038)	-
Acquisition of mineral properties	-	-	(30,000)	-

Cash used by investing activities	(24,400)	-	(82,038)	-

Change in cash position during the period	(14,482)	(8,676)	(29,243)	61,356

Cash position, beginning of period	37,720	71,792	52,481	1,760

Cash position, end of period	$23,238	$63,116	$23,238	$63,116

VANCAN CAPITAL CORP.

(Formerly Cedar Capital Corp.)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(Unaudited, prepared by management)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding share capital on a four for one basis.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  The financial statements have been prepared under the assumption that the Company is a going concern.  The ability of the Company to continue operations as a going concern is dependent upon attaining profitable operations from its mineral properties.  Should the Company not be successful in attaining profitable operations from its existing activities it may be necessary for the Company to raise additional capital to continue normal operations.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

Mineral properties

The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs.  These costs, which do not necessarily reflect present values, will be amortized over the estimated useful lives of the properties upon commencement of commercial production using the unit-of-production method.  Costs relating to mineral properties which are sold or abandoned are written off when such events occur. The carrying value of undeveloped properties are written down to net realizable value and charged to operations when such determinations are made.  The proceeds from options granted are applied to the carrying value of the related property and any excess is included in earnings in the year of realization.

Deferred exploration costs

The Company defers all exploration costs relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned.  These costs will be amortized on the basis of units produced in relation to the estimated reserves available on the related property following commencement of production or written-off to operations in the year related properties are abandoned.

Environmental protection and reclamation costs

The Company's policy relating to environmental protection and land reclamation programmes is to charge to income during the period any costs incurred in environmental protection and land reclamation.  At this time the Company does not foresee the necessity to make any material expenditures in this area.

Equipment

Equipment is amortized at 20% per annum on a declining balance basis.

Loss per Share

The Company has adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants relating to the computation and disclosure of earnings (loss) per share.  Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

VANCAN CAPITAL CORP.

(Formerly Cedar Capital Corp.)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(Unaudited, prepared by management)

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basic loss per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants have been excluded as they are anti-dilutive.

Stock-Based Compensation

Effective January 1, 2003 the Company has adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants regarding stock-based compensation and other stock-based payments.  The standard requires that all stock based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all stock-based awards made to employees, but only requires it for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.  No compensation expense is required to be recognized when stock options are granted to employees at the prevailing market price.  The Company will disclose pro-forma basic earnings (loss) per share and pro-forma diluted earnings (loss) per share as if the fair value method had been used for new awards.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Financial Instruments

The fair value of the Company’s current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

NOTE 3.

INTEREST IN MINERAL PROPERTY

Target 2 Claim, Northwest Territories, Canada

During the three month period ended March 31, 2003 the Company entered into an agreement to acquire a 50% interest in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada  (the “Target 2 Claim”).   The Company acquired its interest in the Claim by making cash payments totalling $15,000, issuing 200,000 common shares in its capital stock at a deemed price of $0.20 each and agreeing to incur a minimum of $100,000 in exploration expenditures on the Claim in stages by December 31, 2004.

Target 1 Claim, Northwest Territories, Canada

During the three month period ended June 30, 2003, the Company obtained the right to acquire a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”).  To earn its interest, the Company paid $15,000 and issued 200,000 common shares at a deemed price of $0.38 per share.

VANCAN CAPITAL CORP.

(Formerly Cedar Capital Corp.)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(Unaudited, prepared by management)

NOTE 4.

DEFERRED EXPLORATION

Target Claims, Northwest Territories, Canada

During the period ended June 30, 2003 deferred exploration costs of $2,638 were incurred for geological consulting related to the Target 2 Claim in the Northwest Territories, with a further $25,000 spent on a geophysical survey conducted primarily on the Target 1 Claim.

During the three-month period ended September 30, 2003 the Company incurred a further $24,400 in exploration on the Target 1 and 2 Claims in the Northwest Territories.  This amount was comprised of travel expenses of $12,100, field expenses of $3,300 and geological consulting expenses of $9,000.

NOTE 5.

RELATED PARTY TRANSACTIONS

During the three-month period ended June 30, 2003 management fees of $15,000 (2002 - $15,000) were paid or accrued to a director of the Company.  In addition, rent of $4,500 (2002-$4,500) was paid to a director of the Company.  As at September 30, 2003 a total of $38,589 was owing to a private company controlled by a director for unpaid management fees and rent.

NOTE 6.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Shares	Value
Issued:
Balance at September 30, 2002	2,460,625	$ 973,419
Issuance of shares by private placement	600,000	102,000
Issuance of shares for property	400,000	116,000
Issuance of shares on exercise of warrants	70,000	14,700

Balance at September 30, 2003	3,530,625	$ 1,206,119

During the first quarter of 2002, the Company consolidated its authorized and issued share capital on the basis of four such shares before consolidation being consolidated into one share.

Private Placements

During 2002, the Company completed a private placement of 1,162,500 special warrants at a price of $.16 per special warrant for net proceeds of $186,000.  Each special warrant was exchangeable for one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional share at a price of $.21 per share for a period of two years from the date of the issuance of the special warrant.  In July, 2002 the special warrants were all exchanged for 1,162,500 common shares.  At September 30, 2003 there were 1,092,500 share purchase warrants exercisable at $0.21 per share outstanding, with 70,000 warrants having been exercised in May, 2003 for net proceeds to the Company of $14,700.

In January, 2003 the Company completed a private placement of 600,000 units at $0.17 per unit for proceeds of $102,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common shares at a price of $0.23 for two years.

VANCAN CAPITAL CORP.

(Formerly Cedar Capital Corp.)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(Unaudited, prepared by management)

NOTE 6.

SHARE CAPITAL (Continued):

Stock Options

In February of 2003 the Company granted stock options to directors and employees entitling them to purchase 306,000 common shares at a price of $0.28 per share to February 5, 2005.

Property Acquisition

By agreement dated January 15, 2003 the Company obtained the right to acquire a 50% interest in a mineral claim comprising 2,530.8 hectares located in the Longtom Lake area of the Northwest Territories (the “Target 2 Claim”).  To earn its interest, the Company paid $15,000 and issued 200,000 common shares at a deemed price of $0.20 per share and must incur a minimum of $100,000 in exploration expenditures on the property by December 31, 2004.

By agreement dated April 16, 2003 the Company obtained the right to acquire a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”).  To earn its interest, the Company paid $15,000 and issued 200,000 common shares at a deemed price of $0.38 per share.

VANCAN CAPITAL CORP.

(formerly Cedar Capital Corp.)

QUARTERLY REPORT - FORM 51-901F

September 30, 2003

SCHEDULE A:  FINANCIAL INFORMATION

See attached financial statements for the three and nine -month periods ended September 30, 2003.

SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs:  See attached financial statements for the three and nine -month periods ended September 30,2003.

2.

Related party transactions:  See Note 5 of the attached financial statements for the three and nine-month periods ended September 30, 2003.

3.

a)

Summary of securities issued during the period:    Nil

a)

Summary of options granted during the period:    Nil

4.

Summary of securities as at the end of the reporting period:

a)

Authorized:  - unlimited number of common shares without par value

- unlimited number of preferred shares without par value

b)

Issued and outstanding:  3,530,625 common shares

a)

Summary of options and warrants outstanding:

Stock Options:   306,000 options exercisable at $0.28 per share until February 5, 2005

Warrants:  - 1,092,500 exercisable to purchase an additional common share at $0.21 until May 8, 2004

- 600,000 exercisable to purchase an additional common share at $0.23 until January 28, 2005

b)

Number of shares held in escrow:  Nil

        Number of shares subject to a pooling agreement:  None

1.

Directors and officers as at November 14, 2003:     Stuart Rogers, President, Director and Secretary

          Paul John, Director

          Adrian Hobkirk, Director

VANCAN CAPITAL CORP.

(formerly Cedar Capital Corp.)

QUARTERLY REPORT - FORM 51-901F

SEPTEMBER 30, 2003

SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

For the Three Month Period ended September 30,2003

During the period under review, the Company continued to focus its attention on the exploration of its mineral exploration properties at Longtom Lake in the Northwest Territories of Canada.

Acquisition of Target 2 Claim in Northwest Territories

On January 15, 2003 the Company entered into an agreement to acquire a 50% interest in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada  (the “Target 2 Claim”).

The Target 2 Claim is comprised of 2,530.8 hectares and is located adjacent to and immediately west of Alberta Star’s (TSX Venture: ASX; OTC BB: ASXSF) Longtom Lake IOCG exploration property located 350 kilometers northwest of Yellowknife, near Longtom Lake in the Northwest Territories.  Alberta Star had completed a detailed gravity survey adjacent to the Claim that confirmed two very large 2.5-3.5 Milligal gravity anomalies that are coincident with strong magnetic anomalies. Combined gravity, magnetic and radiometric anomalies are common targeting criterion for Olympic Dam style iron oxide, copper and gold (IOCG) mineralization and necessary in proving up an economic ore body.

Mineralization at Longtom Lake occurs in specular hematite-magnetite breccia, similar to that seen at the 2.6 Billion tonne Olympic Dam (IOCG) deposit in South Australia.   The ongoing search for these giant-sized iron oxide-copper deposits has gained momentum in Canadian mining circles due to the enormous size potential of these deposits. They are often referred to as “Olympic Dam” deposits, named for the huge Australian deposit that characterize s this deposit type. The Olympic Dam is a massive deposit that has a combined metal content of 28 billion pounds of copper, 11.8 million ounces of gold, 115 million ounces of silver plus additional credits of cobalt, uranium an d other metals.

The Target 2 Claim is considered highly prospective due to its size and it’s proximity to the regional alteration assemblage, faulting and regional geophysical signatures that are needed to be consistent with IOCG deposits. Numerous showings of copper, silver, gold, and cobalt have been found in the surrounding area and have demonstrated the presence of these minerals in the system. The Claim is the subject of a Technical Report prepared in accordance with National Instrument 43-101 by Erik Ostensoe, P.Geo.

Vancan acquired its interest in the Claim by making cash payments totalling $15,000, issuing 200,000 common shares in its capital stock at a deemed price of $0.20 each and agreeing to incur a minimum of $100,000 in exploration expenditures on the Claim in stages by December 31, 2004.

Acquisition of Target 1 Claim

On April 16, 2003 the Company announced that it had entered into an agreement to acquire a 50% interest in a mineral claim located adjacent to and immediately east of the north end of Longtom Lake in the Northwest Territories (the “Target 1 Claim”).

The Target 1 claim comprises 1,781.9 acres and is located adjacent to the west side of the Longtom Lake property held by Alberta Star where an iron oxide copper-gold-type mineral occurrence is under investigation in search of an “Olympic Dam”-type ore deposit.  The Longtom Lake mineral zone occurs with strong hematite/magnetite alteration and copper and uranium mineralization in Proterozoic-age volcanic sediments intruded by granitic and monzonitic plutons.  The area has been explored by a wide variety of methods, including about twenty short diamond drill holes and, most recently, a gravity survey.

The Target 1 claim is situated immediately south and west of the principal Longtom mineral zone, the Damp, and is believed to be underlain by similar rock formations.  The Target 1 Claim is the subject of a Technical Report prepared in accordance with National Instrument 43-101 by Erik Ostensoe, P.Geo.   As with the previously acquired Target 2 Claim, the Target 1 Claim is considered highly prospective due to its size and it’s proximity to the regional alteration assemblage, faulting and regional geophysical signatures that are needed to be consistent with IOCG deposits.

Vancan has acquired its interest in the Target 1 Claim by making cash payments totalling $15,000, and issuing 200,000 common shares in its capital stock at a deemed price of $0. 38 per share.

Subsequent to the Company acquiring its 50% interests in the Target 1 and 2 Claims, the vendor sold the remaining 50% interest in both of these claims to Alberta Star, with Alberta Star serving as operator during exploration activities conducted on both of these properties during the quarter.

Exploration Activity on the Target Claims

In mid-April, 2003 Alberta Star announced the appointment of Scott Geophysics of Vancouver as contractor to perform a ground geophysics program on its Longtom Lake IOCG property that included detailed, localized induced polarization/resistivity (IP) traverses over selected portions of the 2.5 to 3.5 milligal gravity-magnetic anomalies identified on their property.

Scott Geophysics is a geophysical service company based in Vancouver, B.C. specializing in detailed IP surveys. The survey was headed by Al Scott, BSc, MBA, PGeo, who has worked as a geophysicist extensively with Cominco, Ananconda and Gulf Minerals.  Scott Geophysics was established in 1987 and currently operates as an independent consultant.

As part of this program, Scott Geophysics conducted IP traverses primarily on Vancan’s Target 1 Claim while undertaking its program on Alberta Star’s Longtom Lake property.  Geophysical work began in mid-April, with Alberta Star commencing a 20 hole drill program on its Longtom Lake property in late May.

During the three-month period ended September 30, 2003 the Company incurred a total of $24,400 in exploration expenses on the Target 1 and 2 Claims in the Northwest Territories.  This amount was comprised of travel expenses of $12,100, field expenses of $3,300 and geological consulting expenses of $9,000.

Twelve holes were completed by Alberta Star during the summer, for a total of 8,643 feet, with assay results released in early August.  The diamond drill program undertaken by Alberta Star tested a number of widely spaced geophysical anomalies and confirmed the presence of a large underlying IOCG-style alteration system with breccia-hosted mineralization in concentrations that approach economically significant values. Highly anomalous polymetallic mineralization (copper, gold, silver, uranium, bismuth, REE), a signature of iron oxide hosted copper-gold deposits, was encountered in all 10 holes.  While these drill results were encouraging, they were not considered exceptional and Alberta Star did not resume drilling of the remaining eight drill holes on the Longtom Lake property prior to the end of the exploration season.

On October 30, 2003 Alberta Star announced that it had entered into an agreement with Fronteer Development Group (TSX: FRG) and NW Mineral Ventures, an Olympic Dam alliance, providing for the continued development of the Longtom Lake iron oxide copper gold project, with all upcoming mineral exploration on the Longtom Lake property to be financed by NW Mineral Ventures. Under the terms and conditions of the Fronteer-NW Mineral Ventures agreement, NW Mineral Ventures may earn a 50-per-cent interest in the entire property portfolio by spending a total of $5.0-million on exploration over five years.  Fronteer will be the operator of the programs during the earn-in phase, and has the option to earn a 75-per-cent interest in the Longtom Lake claims held by Alberta Star by paying $15,000 in cash and spending a total of $500,000 on exploration over three years.

The 2003 drilling program conducted by Alberta Star has greatly enhanced the Longtom property database and has helped refine targeting criteria.  Dr. Rick Valenta, Fronteer's vice-president of exploration, will be managing the upcoming exploration programs in the Northwest Territories. Dr. Valenta will reinterpret the data for the Longtom Lake property and select a series of new high-priority targets for drill testing in 2004. Dr. Valenta is renowned for his global iron oxide copper gold experience, having studied and explored for these systems in Mt. Isa (Ernest Henry mine), the Olary block, Gawler craton and Stuart shelf (Olympic Dam), Tennant Creek, Brazil, Chile, and Argentina.

Results of Operations

During the three-month period ended September 30, 2003, the Company incurred travel and related costs of $55, as compared to $878 incurred by prior management during the three-month period ended September 30, 2002

Professional fees for accounting and legal services for the three-month period ended September 30, 2003 were increased to $7,293 from the $4,277 incurred during the same period a year prior as a result of professional fees incurred for the preparation of the Company’s Annual General Meeting and U.S. regulatory filings undertaken during the previous fiscal quarter of 2003.

During the three-month period ended September 30, 2003 office and general expense was reduced to $184 from the $494 incurred during the same period a year prior, with rent expense unchanged at $4,500 from the three-month period ended September 30, 2002.

Management fees of $15,000 for the three-month period ended September 30, 2003 were unchanged from the amount incurred during the same period a year earlier.

Transfer agent, filing fees and shareholder relations expenses of $590 were incurred during the three-month period ended September 30, 2003 as compared to $1,362 incurred during the same period a year earlier.  This larger amount incurred during the prior year was primarily due to filing fees incurred for an incentive stock option filing completed during the three-month period ended September 30, 2002.

Depreciation expense of $72 on computer equipment incurred during the current period was unchanged from the three-month period ended September 30, 2002.

Interest income of $92 was received during the three-month period ended September 30, 2003 as compared to interest income of $163 earned during the same period a year prior.

As a result of the foregoing, the net loss for the Company from operations for the three-month period ended September 30, 2003 was $27,602 as compared to a net loss from operations of $26,420 incurred during the three-month period ended September 30, 2002.

Liquidity and Solvency

At September 30, 2003 the Company had a working capital deficit of $40,132 with cash on hand of $23,238.  This compares to working capital of $11,944 and cash on hand of $52,481 at December 31, 2002.  The decrease in working capital during the nine-month period ended September 30, 2003 was comprised of cash used in operations of $65,894, investment of $30,000 for the acquisition of the Target 1 and Target 2 Claims in the Northwest Territories and the expenditure of a further $52,038 for exploration work on these properties, offset by cash received from the completion of a non-brokered private placement of 600,000 Units at $0.17 per unit and the exercise of stock options for net proceeds to the Company of $14,700.

Cash flow to date has not satisfied the Company’s operational requirements.  The development of the Company may in the future depend on the Company’s ability to obtain additional financings.  In the past, the Company has relied on the sales of equity securities to meet its cash requirements. Future developments, in excess of funds on hand, will depend on the Company’s ability to obtain financing through joint venturing of projects it may acquire, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any such financing.

Investor Relations

There were no investor relation activities undertaken during the period.  Management currently performs all investor relation services.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCAN CAPITAL CORP.

Date   November 14, 2003

By:     /s/ Stuart Rogers

Stuart Rogers

Director